

Mail Stop 4628

October 23, 2017

Via Email
Andrés Ocampo
Chief Financial Officer
GeoPark Limited
Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile

> **Re: GeoPark Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Response Dated October 11, 2017**
> **File No. 001-36298**

Dear Mr. Ocampo:

We have reviewed your October 11, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2017 letter.

Business Overview, page 35

Developed and Undeveloped Acreage, page 65

1.   We have read your response to prior comment 4 and note your view that as there are no productive wells on acreage in Argentina, further disclosure under Item 1208 of Regulation S-K is not necessary. Please note that Item 1208(b) of Regulation S-K requires disclosure of all undeveloped acreage. Therefore, we reissue our prior comment regarding the presentation of your gross and net developed and undeveloped acreage in Argentina. Refer to the disclosure requirements under Item 1208(b) and the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K.

<u>Supplemental Information on Oil and Gas Activities (Unaudited), page F-68</u>

<u>Estimated Oil and Gas Reserves, page F-71</u>

2.   We note your response to prior comment 5 and the illustration of your proposed expanded disclosure relating to an appropriate explanation for all significant changes in proved reserves that occurred pursuant to FASB ASC 932-235-50-5.   Your expanded disclosure should address each individual factor, including offsetting factors, underlying the changes associated with revisions in the previous estimates of your proved reserves. To the extent applicable, your disclosure of revisions in the previous estimates of proved reserves should identify such individual factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan, so that the change in net reserves between periods is fully explained.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skiner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant
                                        Office of Natural Resources